UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

(Amendment No. 2)*

RadioShack Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

750438103

(CUSIP Number)

July 6, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 750438103	13G	Page 2 of 5

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Julian C. Day
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.K.
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,366,028 (1,182,212 shares of which represent options to purchase common stock which are exercisable within 60 days after the date hereof)
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 1,366,028 (1,182,212 shares of which represent options to purchase common stock which are exercisable within 60 days after the date hereof)
	8.	Shared Dispositive Power -0-
9.

Aggregate Amount Beneficially Owned by Each Reporting Person

1,366,028 shares

(1,182,212 shares of which represent options to purchase common stock which are exercisable within 60 days after the date hereof)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 1.3%
12	Type of Reporting Person IN

CUSIP No. 750438103	13G	Page 3 of 5

Item 1.

(a)	Name of Issuer:

RadioShack Corporation

(b)	Address of Issuer’s Principal Executive Offices:

Mail Stop CF3-201,

300 RadioShack Circle

Fort Worth, TX 76102

Item 2.

(a)	Name of Person Filing:

Julian C. Day

(b)	Address of Principal Business Office or, if none, Residence:

c/o Latham & Watkins LLP

505 Montgomery Street, Suite 2000

San Francisco, CA 94111

(c)	Citizenship:

See Item 4 of cover page.

(d)	Title of Class of Securities:

Common Stock, par value $1.00 per share per share

(e)	CUSIP Number:

750438103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount Beneficially Owned:

On July 6, 2013, following the expiration of certain options to purchase shares of common stock, the Reporting Person was the record owner of 183,816 shares of common stock and 1,182,212 options exercisable for common stock within 60 days of the date thereof of RadioShack Corporation.

CUSIP No. 750438103	13G	Page 4 of 5

(b) Percent of Class:

See Item 11 of the cover page. The percentage of beneficial ownership reported thereon is based on 100,161,742 shares of common stock of the Issuer outstanding as of October 15, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 plus 1,182,212 shares of common stock issuable upon the exercise options held by the Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

See Item 5 of the cover page.

(ii) Shared power to vote or direct the vote:

See Item 6 of the cover page.

(iii) Sole power to dispose or direct the disposition of:

See Item 7 of the cover page.

(iv) Shared power to dispose or direct the disposition of:

See Item 8 of the cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

CUSIP No. 750438103	13G	Page 5 of 5

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2013	JULIAN C. DAY

	By:	/s/ JULIAN C. DAY